Exhibit 5

This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. This translation was made by persons whose native language is not English, therefore there is no warranty as to the accuracy, reliability or completeness of any information translated and no one should rely on the accuracy, reliability or completeness of such information. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

The original Portuguese version of this document was filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, on September 12, 2011 at the request of the CVM.

Response of the Independent Special Committee of Brasil Telecom S.A.

to statements received from shareholders of Brasil Telecom S.A.

With regard to the statements received about the fact that the market value based on free access for the agents in purchase and sale transactions does not represent the real value of the Company, we understand that, if: “the prices of Brasil Telecom shares on the market do not represent the value of the Company,” as claimed by some people, this would be an excellent investment option, according to the portfolio finance and management theory framework, as it would be underpriced. Widespread awareness of this allegedly poor pricing would lead to the purchase of shares, increasing the price and finally reaching a new and balanced price.

Some arguments claiming that the market value of BrT has been lowered by decisions taken in the past by its controllers are not justified for invalidating the market value, in our view, as this market value is penalized by “acts of the controlling shareholders and administrators,” we understand that this is appropriate to market metrics, considering companies with ongoing operations (the items are already priced).

More objectively, arguments against the market value metric, associated with the depreciation in the value of the BrT shares due to the influences and attitudes of the controllers, if true, will not be corrected in continuance without the necessary proposed corporate reorganization process. Thus, if the facts are true as presented to us, the market value of BrT would be continuously influenced by the controlling shareholders and administrators, continuing to lower the value of the company. This is why we feel that the corporate reorganization process will be beneficial to the current BRT shareholders, as it will maintain the value of the current wealth in the same proportions for the entity that will be established and will additionally eliminate any transactions among related parties that adversely affect the BRT shareholders unilaterally, as claimed in the statements presented.

Moreover, the “real value of the company,” as set forth in the statements that we received, is a concept that has a lot of subjectivism, from either the juridical or economic standpoints. The market value offers a measurement of this concept in a verifiable and consensual manner for most agents.

This is even more clear in the dissensions of opinions among the various renowned institutions that were presented in the equity research reports, which offer quite different appraisals for the same company, more specifically to BrT. The market value already reflects the balance in prices resulting from supply and demand for shares on a liquid market. Thus, in our opinion, the market value treats the minority and controlling shareholders fairly, without including any possible future stock control premiums.

With regard to the rejection of the “conduct of the controlling shareholder in announcing to the market that it believes that the best exchange ratio is the one based on the market ratio,” before the constitution of the Committee, and the past conduct of the controlling shareholders, expressed in statements from the shareholders addressed to this Committee, we feel that it is not for us to judge the conduct of the relationship with the market undertaken by the controlling agents. It must be stressed that the appropriate forum for discussing this allegation presented by the minority shareholders is not this Independent Committee, but rather the Brazilian Securities Exchange Commission (CVM) or the Judiciary.